SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

Liquidity Services, Inc.
(Name of Issuer)

  Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

          53635B107
(CUSIP Number)

                        December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635B107	Schedule 13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Ashford Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 710,650 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 710,650 shares
WITH	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,650 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.41%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 53635B107	Schedule 13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Liquidity Services, Inc.

(b)          Address of Issuer’s Principal Executive Offices:

1920 L Street, N.W., 6th Floor, Washington DC 20036

Item 2.

(a)	Name of Person Filing:

Ashford Capital Management, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

1 Walker’s Mill Road, P.O. Box 4172, Wilmington, DE  19807

(c)	Citizenship: A Delaware Corporation

(d)	Title of Class of Securities: Common Stock, $0.001 Par Value Per Share

(e)	CUSIP Number: 53635B107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)

Item 4.                      Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                                (a)          Amount Beneficially Owned:                      710,650 shares

(b)           Percent of Class:                                           2.41%

The foregoing percentage is calculated based on 29,496,162 shares of Common Stock reported to be outstanding as of December 5, 2011 in the Issuer’s September 30, 2011 Annual Report filed on Form 10-K.

(c)           Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:                       710,650 shares

(ii)  Shared power to vote or to direct the vote:                            0 shares

CUSIP No. 53635B107	Schedule 13G/A	Page 4 of 5 Pages

(iii)  Sole power to dispose or to direct the disposition of:                     710,650 shares

(iv)  Shared power to dispose or to direct the disposition of:                           0 shares

Item 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

The shares reported by the Reporting Person, a registered investment advisor, are held in separate individual client accounts, two separate limited partnerships and two commingled funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.                      Identification and Classification of Members of the Group

N/A

Item 9.                      Notice of Dissolution of Group

N/A

Item 10.                   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 53635B107	Schedule 13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          February 14, 2012

ASHFORD CAPITAL MANAGEMENT, INC.

By:          /s/ Anthony Petrucci
  Anthony M. Petrucci
  Chief Financial Officer and Chief Compliance Officer